

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 4, 2011

VIA U.S. MAIL

Liberto, Inc.
c/o Nevada Agency and Trust Company
50 West Liberty Street, Suite 880
Reno, Nevada 89501

> **Re: Liberto, Inc.**
> **Post-Effective Amendment No. 3 to Registration Statement on Form S-1**
> **Filed December 13, 2010**
> **File No. 333-148775**

Dear Sir or Madam:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Post-Effective Amendment No. 3 to Registration Statement on Form S-1

General

1.   We note your response to comment 1 in our letter dated December 2, 2010 that you "plan[] to commence operations into developing [your] business plan as soon as funds are available" and that you have "developed a recipe for [your] product, but will need funds to refine [your] product and to conduct marketing activities" and related response to comment 2 in our letter dated October 26, 2010. We further note that the disclosure contained in your initial registration statement filed on January 22, 2008 contains disclosure that is nearly identical to that contained in the post-effective amendment to

your registration statement. Please revise your disclosure to describe the substantive steps you have taken since incorporation <u>and</u> since the filing of your initial registration statement. To the extent that no further steps have been taken since incorporation <u>and</u> since the filing of your initial registration statement, so state.

<u>Directors, Executive Officers, Promoters and Control Persons, page 21</u>

2.   We note your response to comment 3 in our letter dated December 2, 2010. Please tell us whether any companies for which Ms. Baclig has acted as a consultant has filed registration statements with the Commission. If so, please tell us the names of these companies.

<u>Executive Compensation, page 39</u>

3.   Please provide executive compensation information for your fiscal year ended December 31, 2010.

<u>Closing Comments</u>

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Sirimal R. Mukerjee at (202) 551-3340 or, in his absence, me at (202) 551-3611 with any questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: David S. Jennings, Esq.
       (800) 731-6120 (fax)